Dror Ortho-Design Ltd. 8-K

Exhibit 3.1

CERTIFICATE OF CORRECTION
OF
Dror Ortho-Design, Inc.,
a Delaware corporation

Dror Ortho-Design, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”) hereby certifies:

1.	The name of the Corporation is Dror Ortho-Design, Inc.

2.	That the Certificate of Designation of Preferences, Rights and Limitations of the Corporation’s Series A Convertible Preferred Stock (the “Certificate of Designation”) was filed by the Secretary of State of Delaware on August 11, 2023 and said Certificate of Designation requires correction as permitted by Section 103 of the General Corporation Law of the State of Delaware.

3.	The inaccuracy or defect of said Certificate of Designation is:

Due to a typographical error, Section 4 of the Certificate of Designation provided that, except as otherwise provided in the Certificate of Designation or as otherwise required by law, the Series A Convertible Preferred Stock shall have no voting rights. This contravenes the Corporation’s Amended and Restated Certificate of Incorporation, which provides that the Corporation shall not have the power or authority to issue any shares of capital stock without voting power.

4.	Section 4 of the Certificate of Designation is corrected to read as follows:

“Section 4. Voting Rights. Except as otherwise provided herein or as required by applicable law, Holders of Series A Preferred Stock shall be entitled to vote with holders of the Common Stock on all matters that such holders of Common Stock are entitled to vote upon, in the same manner and with the same effect as the holders of Common Stock, voting together with the holders of Common Stock as a single class. Each share of Series A Preferred Stock shall entitle the Holder thereof to cast that number of votes per share of Series A Preferred Stock equal to the number of Conversion Shares into which such share of Series A Preferred Stock is convertible into pursuant to Section 6 hereof (after giving effect to any applicable limitation on conversion under Section 6(e)). Notwithstanding the foregoing, to the extent that under the DGCL the vote of the Holders of the Series A Preferred Stock, voting separately as a class or series, as applicable, is required to authorize a given action of the Company, the affirmative vote or consent of a majority of the Holders of the shares of the Series A Preferred Stock, voting together in the aggregate and not in separate series unless required under the DGCL, represented at a duly held meeting at which a quorum is present or by written consent of a majority of the Holders of the shares of the Series A Preferred Stock (except as otherwise may be required under the DGCL), voting together in the aggregate and not in separate series unless required under the DGCL, shall constitute the approval of such action by both the class or the series, as applicable. Solely for purposes of determining the presence of a quorum at any meeting of the stockholders of the Company at which the Holders of the Series A Preferred Stock are entitled to vote, the number of shares of Series A Preferred Stock and votes represented by such shares shall be counted on an as converted to Common Stock basis, disregarding, for such purposes, any limitations on conversion set forth herein. Holders of the Series A Preferred Stock shall be entitled to written notice of all stockholder meetings or written consents (and copies of proxy materials and other information sent to stockholders) with respect to which they would be entitled to vote, which notice would be provided pursuant to the Corporation’s bylaws and the DGCL.”

IN WITNESS WHEREOF, said corporation has caused this Certificate of Correction to be executed this 2nd day of November, 2023.

/s/ Eliyahu (Lee) Haddad
Name: Eliyahu (Lee) Haddad Title: Chief Executive Officer